Exhibit 99.2

Management’s Discussion and Analysis from Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

OVERVIEW

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO / URSO 250, URSO FORTE / URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and CARAFATE / SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia. In the first quarter of fiscal 2004, Axcan filed a supplemental New Drug Submission for a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. On March 24, 2005, Axcan received a non-approval letter from the Therapeutic Products Directorate of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and Controls aspects of the original New Drug Submission. Axcan responded to all questions in the nonapprovable letter during the third quarter of fiscal 2005 and expects to obtain a final response in the first half of fiscal 2006.

For the year ended September 30, 2005, revenue was $251.3 million, operating income was $40.4 million and net income was $26.4 million. Revenue from sales of Axcan's products in the United States was $159.7 million (63.5% of total revenue) for the year ended September 30, 2005, compared to $166.7 million (68.4% of total revenue) for fiscal 2004 and $113.9 million for fiscal 2003. In Canada, revenue was $34.4 million (13.7% of total revenue) for the year ended September 30, 2005, compared to $28.0 million (11.5% of total revenue) for fiscal 2004 and $20.6 million for fiscal 2003. In Europe, revenue was $57.1 million (22.7% of total revenue) for the year ended September 30, 2005, compared to $48.7 million (20.0% of total revenue) for fiscal 2004 and $44.5 million for fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients' prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products.

Historically, wholesalers' business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to purchasing several months of inventory at pre-price increase prices and selling the inventory to the trade at the new higher price. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. More recently, for a number of reasons, pharmaceutical manufacturers have not been increasing drug prices as frequently and the increases, as a percentage, have been lower. For these and other reasons, some wholesalers moved to a fee-for-service type arrangement where fees are now typically expressed as a percentage of the wholesaler's purchases from the manufacturer or as an amount per piece per unit. For wholesalers, fee-for-service means their compensation will be periodic and volume activity based as opposed to price increase based.

As a result of the move to a fee-for-service business model, wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their carrying levels of inventory from their historical norms. Under the new model, manufacturers will now realize the benefit of price increase more rapidly and pay wholesalers for the services they provide on a fee for service basis. This change in wholesaler's business model affected Axcan's revenue in fiscal 2005.

The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

CRITICAL ACCOUNTING POLICIES

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information and various other factors related to each circumstance available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

REVENUE RECOGNITION

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates and product returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

We do not provide any forms of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $7.5 million and $6.1 million as of September 30, 2005, and September 30, 2004, respectively for estimated product returns.

In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by the respective programs. We also establish and maintain reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on our best estimate of the product's utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $4.8 million and $2.8 million as of September 30, 2005, and September 30, 2004, respectively, for estimated rebates and chargebacks.

If the levels of chargebacks, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and / or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

GOODWILL AND INTANGIBLE ASSETS

We have in the past acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company's activities or expected sales of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value.

Intangible assets with finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4 to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor and any legal or regulatory provisions that could limit the use of the asset.

As a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of September 30, 2005, and September 30, 2004.

Also as a result of acquisitions of product rights and other identifiable intangible assets, we included $388.9 million and $407.9 million as net intangible assets on our consolidated balance sheets as of September 30, 2005, and September 30, 2004. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted-average remaining amortization period of approximately 17 years, for the next five fiscal years, is approximately $16.6 million.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

ACQUISITION OF PRODUCTS

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis"). The $145.0 million purchase price was paid out of Axcan's cash on hand. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line).

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10.0 million in cash and assumed $2.0 million in research contract liability.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period ended during the 2005 fiscal year, the seller in certain of these acquisition transactions acted as selling agent for the management of these products. For the year ended September 30, 2005, sales of some of these products were still managed in part by the sellers. Axcan included in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2005, were $2,431,789 ($7,667,940 in 2004 and $14,255,979 in 2003), the Company only included in its revenue an amount of $949,866 ($4,685,673 in 2004 and $9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

For the years ended September 30	2005	2004	2003
	%	%	%
Revenue	100.0	100.0	100.0
Cost of goods sold	28.5	22.2	24.8
Selling and administrative expenses	34.2	31.4	35.2
Research and development expenses	12.7	8.2	6.8
Acquired in-process research	—	—	6.7
Depreciation and amortization	8.6	6.7	4.5

	84.0	68.5	78.0

Operating income	16.0	31.5	22.0

Financial expenses	2.8	2.8	2.4
Interest income	(0.5)	(0.3)	(0.9)
Loss (gain) on foreign exchange	(0.1)	(0.1)	—
Takeover-bid expenses	—	—	2.1

	2.2	2.4	3.6

Income before income taxes	13.8	29.1	18.4
Income taxes	3.3	9.1	7.3

Net income	10.5	20.0	11.1

QUARTERLY RESULTS
(amounts in thousands of dollars, except share related data)

YEAR ENDED SEPTEMBER 30, 2005, COMPARED TO YEAR ENDED
SEPTEMBER 30, 2004

			Net income per share
Quarter		Net income
	Revenue		Basic	Diluted
	$	$	$	$
2005
First	61,583	7,754	0.17	0.16
Second	63,364	5,425	0.12	0.12
Third	59,409	4,097	0.09	0.09
Fourth	66,987	9,149	0.20	0.19
2004
First	57,565	10,435	0.23	0.21
Second	63,192	12,421	0.27	0.24
Third	62,005	12,552	0.28	0.25
Fourth	60,872	13,320	0.29	0.26

REVENUE

For the year ended September 30, 2005, revenue was $251.3 million compared to $243.6 million for the preceding fiscal year, an increase of 3.2%.This increase in revenue primarily resulted from higher sales in Canada and Europe partly offset by lower sales in the United States following an announced intention from major wholesalers to reduce their inventory levels. The end-customer prescription demand continues to show positive growth for most of our products sold in the United States which leads us to believe that this reduction in revenue is only temporary and that sales should increase when our major wholesalers reach their targeted inventory levels.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts and other allowances of $39.4 million (13.6% of gross revenue) in fiscal 2005, and $28.8 million (10.6% of gross revenue) in fiscal 2004. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in returns and chargebacks in fiscal 2005.

PRODUCT SALES

Key sales figures for fiscal 2005 are as follows:

  •
  Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $58.7 million, an increase of 2.5% over fiscal 2004 sales of pancreatic enzymes.

  •
  Sales of ursodiol (URSO / URSO 250, URSO FORTE / URSO DS and DELURSAN) increased 7.3% to $60.2 million.

  •
  Sales of mesalamine (CANASA and SALOFALK) amounted to $43.2 million, a 14.1% decrease from the prior year. This decrease was caused by larger than usual wholesaler orders in the last quarter of fiscal 2004, which resulted in a 92% increase in sales of fiscal 2004 compared to the prior fiscal year. Often, customers will buy in advance of pre-announced price increases or in anticipation of a price increase, thus shifting revenue from one period to another.

  •
  Sales of the AVAX product line amounted to $44.6 million, an increase of 6.7% over the previous fiscal year.

  •
  Sales of PHOTOFRIN and other products in North America amounted to $14.0 million, a 6.9% increase from the prior year.

  •
  Sales of other products in Europe, mainly LACTÉOL and TAGAMET, amounted to $29.4 million, a 19.0% increase over the prior year. This increase is mainly due to higher sales of LACTEOL.

COST OF GOODS SOLD

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the year ended September 30, 2005, cost of goods sold increased $17.3 million (31.9%) to $71.5 million from $54.2 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2005, increased as compared to the preceding fiscal year from 22.2% to 28.5%. This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life, an increase in sales of products with a lower margin and a reduction in sales of products with a higher margin. Cost of goods sold for the year ended September 30, 2005, includes $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $9.6 million (12.6%) to $86.0 million for the year ended September 30, 2005, from $76.4 million for the preceding fiscal year. This increase is mainly due to an increase in our sales force in preparation for additional products to be marketed, including ITAX, additional marketing efforts on our current products, increased distribution cost following the signing of a new agreement with a major wholesaler and consulting fees for Information Technology implementation and regulatory compliance.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $12.0 million (60.3%) to $31.9 million for the year ended September 30, 2005, from $19.9 million for the preceding fiscal year. This increase is mainly due to the Phase III development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia. Phase III is the most expensive stage of clinical development.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $5.1 million (31.1%) to $21.5 million for the year ended September 30, 2005, from $16.4 million for the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003, and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

FINANCIAL EXPENSES

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.2 million (2.9%) to $7.1 million for the year ended September 30, 2005, from $6.9 million for the preceding fiscal year.

INCOME TAXES

Income taxes amounted to $8.4 million for the year ended September 30, 2005, compared to $22.3 million for the preceding fiscal year. The effective tax rates were 24.1% for the year ended September 30, 2005, and 31.4% for the year ended September 30, 2004. The decrease in effective tax rate is mainly due to research and development tax credits, deducted from the income tax expense, of $2.6 million for the year ended September 30, 2005, compared to $1.2 million for the preceding fiscal year.

The income tax expense and corresponding tax rate are summarized in the following tables:

For the years ended September 30	2005	2004
	$	$
Income tax expense
Income tax	11,032	23,416
Research and development tax credits	(2,619)	(1,163)

Income tax expense	8,413	22,253

For the years ended September 30	2005	2004
	%	%
Income tax rate
Income tax	31.7	33.0
Research and development tax credits	(7.6)	(1.6)

Effective tax rate	24.1	31.4

NET INCOME

Net income was $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share, for the year ended September 30, 2005, compared to $48.7 million or $1.08 of basic income per share and $0.96 of diluted income per share for the preceding year. The reduction in net income for the year ended September 30, 2005, resulted mainly from an increase in revenue of $7.7 million, an increase in operating expenses totalling $44.1 million and a decrease in income taxes of $13.8 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.3 million for the year ended September 30, 2004, to 45.6 million for the year ended September 30, 2005, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 55.0 million for the year ended September 30, 2004 to 55.2 million for the year ended September 30, 2005.

YEAR ENDED SEPTEMBER 30, 2004, COMPARED TO YEAR ENDED
SEPTEMBER 30, 2003

REVENUE

For the year ended September 30, 2004, revenue was $243.6 million compared to $179.1 million for the preceding fiscal year, an increase of 36.0%. This increase in revenue primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisition of DELURSAN as well as the PANZYTRAT product line, also contributed to the increase.

PRODUCT SALES

Key sales figures for fiscal 2004 are as follows:

  •
  Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $57.3 million, a decrease of 1.0% over fiscal 2003 sales of pancreatic enzymes. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales in fiscal 2003 and $13.5 million in fiscal 2004;

  •
  Sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 4.0% to $56.1 million. DELURSAN acquired in the second quarter of fiscal 2003, accounted for $6.9 million of these sales in fiscal 2003, and $10.8 million in fiscal 2004;

  •
  Sales of mesalamine (CANASA and SALOFALK) amounted to $50.3 million, a 92.0% increase from the prior year. The increase offsets the 24% decrease announced in fiscal 2003 and reflects not only the increase in prescriptions but also the fluctuations in wholesalers buying patterns. Often, customers will buy in advance of pre-announced price increases or in anticipation of a price increase, thus shifting revenue from one period to another.

  •
  Sales of the AVAX product line amounted to $41.8 million. The AVAX product line was acquired in November 2003.

  •
  Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, the same total as for the prior year.

  •
  Sales of other products in Europe, mainly LACTÉOL and TAGAMET, amounted to $23.7 million, a 14% decrease over the prior year. This decrease is mainly due to lower sales of TAGAMET following changes in the regulatory rules applicable to this product.

COST OF GOODS SOLD

Cost of goods sold increased $9.7 million (21.8%) to $54.2 million for the year ended September 30, 2004, from $44.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2004, decreased as compared to the preceding fiscal year from 24.8% to 22.2%. This decrease in the cost of goods sold as a percentage of revenue was due to the increase in sales of products with a higher margin in the United States and an improved margin in Europe.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased $13.3 million (21.1%) to $76.4 million for the year ended September 30, 2004, from $63.1 million for the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

RESEARCH AND DEVELOPMENT EXPENSES

Excluding acquired in-process research, research and development expenses increased $7.8 million (64.5%) to $19.9 million for the year ended September 30, 2004, from $12.1 million for the preceding fiscal year. This increase is mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

ACQUIRED IN-PROCESS RESEARCH

The acquired in-process research of $12.0 million for the year ended September 30, 2003, was a result of the acquisition of an exclusive license for North America, the European Union and Latin America from Abbott to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liability. As this product had not reached technological feasibility and had no known alternative use, it was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $8.3 million (102.5%) to $16.4 million for the year ended September 30, 2004, from $8.1 million for the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003, and of TAGAMET which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

FINANCIAL EXPENSES

Financial expenses increased $2.6 million (60.5%) to $6.9 million for the year ended September 30, 2004, from $4.3 million for the preceding fiscal year. This increase is mainly due to the Company recognizing a full year's worth of interest expense on the $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due 2008 which were issued on March 5, 2003, and the amortization of deferred debt issue expenses.

TAKEOVER-BID EXPENSES

On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals Inc. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.

INCOME TAXES

Income taxes amounted to $22.3 million for the year ended September 30, 2004, compared to $13.0 million for the year ended September 30, 2003. The effective tax rates were 31.4% for the year ended September 30, 2004, and 39.5% for the year ended September 30, 2003. Acquired in-process research is deductible at a lower rate than most operating expenses. As discussed below under "net income", excluding acquired in-process research and takeoverbid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.

NET INCOME

Net income was $48.7 million or $1.08 of basic income per share and $0.96 of diluted income per share, for the year ended September 30, 2004, compared to $19.9 million or $0.44 of both basic and diluted income per share for the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 44.9 million for the year ended September 30, 2003, to 45.3 million for the year ended September 30, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.6 million for the year ended September 30, 2003, to 55.0 million for the year ended September 30, 2004, because the shares issuable under the convertible subordinated notes were included.

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover-bid expenses, acquired in-process research and related income taxes for the years ended September 30, 2004, and 2003, were as follows:

For the years ended September 30	2004	2003
	$	$
Net income in accordance with U.S. GAAP	48,728	19,925
Plus: Takeover-bid expenses	—	3,697
Acquired in-process research	—	12,000
Less: Related income taxes	—	(2,272)

Net income excluding takeover-bid expenses, acquired in-process research and related income taxes	48,728	33,350

Income per share excluding takeover-bid expenses, acquired in-process research and related income taxes
Basic	1.08	0.74
Diluted	0.96	0.70

This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. and Canadian GAAP results of operations. Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2004, was $48.7 million or $1.08 of basic income per share and $0.96 of diluted income per share compared to $33.4 million of net income or $0.74 of basic income per share and $0.70 of diluted income per share for the year ended September 30, 2003.

CANADIAN GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the years ended September 30, 2005, and 2004, are summarized in the following table:

For the years ended September 30	2005	2004
	$	$
Net income in accordance with U.S. GAAP	26,425	48,728
Implicit interest on convertible debt	(4,631)	(4,234)
Stock-based compensation expense	(4,589)	—
Amortization of new product acquisition costs	(54)	(54)
Income tax impact of the above adjustments	337	20

Net earnings in accordance with Canadian GAAP	17,488	44,460

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2005, implicit interest in the amount of $4,630,987 ($4,233,768 in 2004) was accounted for and added to the liability component.

Since October 1, 2004, under Canadian GAAP, the effect of stockbased compensation has to be accounted for using the fair value method.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Axcan's cash, cash equivalents and short-term investments increased $59.7 million (157.5%) to $97.6 million at September 30, 2005, from $37.9 million at September 30, 2004. As of September 30, 2005, working capital was $132.0 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the year ended September 30, 2005.

Total assets increased $31.8 million (5.2%) to $641.4 million as of September 30, 2005, from $609.6 million as of September 30, 2004. Shareholders' equity increased $25.5 million (6.5%) to $417.6 million as of September 30, 2005, from $392.1 million as of September 30, 2004.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO. Axcan's research and development expenses totalled $19.9 million for fiscal 2004 and $31.9 million for fiscal 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

LINE OF CREDIT

Effective September 22, 2004, the Company amended its existing credit facility with a banking syndicate. The amended credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of September 30, 2005, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollar or Euros equivalents. As of September 30, 2005, there was no amount outstanding under this credit facility.

CONVERTIBLE SUBORDINATED NOTES AND OTHER LONG-TERM DEBT

Long-term debt, including instalments due within one year, totaled $127.8 million as of September 30, 2005, compared to $129.7 million as of September 30, 2004. As of September 30, 2005, the long-term debt included $1.3 million of bank loans, $1.5 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive tradingday period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

CASH FLOWS

Cash flows from operating activities increased $44.3 million from $23.4 million of cash provided by operating activities for the year ended September 30, 2004, to $67.7 million for the year ended September 30, 2005. This increase is mainly due to the fact that inventories remained relatively stable and accounts receivable decreased by $8.6 million during the year ended September 30, 2005, compared to the previous fiscal year when they increased by $45.0 million following the increase in sales and the acquisition of new products. Cash flows used by financing activities were $1.4 million for the year ended September 30, 2005. Cash flows used by investment activities for the year ended September 30, 2005, were $8.1 million mainly due to the net acquisition of short-term investments of $1.7 million and the cash used for the acquisition of property, plant and equipment for $6.3 million. Cash flows used for investment activities for the year ended September 30, 2004, were $42.7 million mainly due to the net cash used for the acquisition of intangible assets for $149.6 million and property, plant and equipment for $13.4 million with the net proceeds from the disposal of short-term investments.

OFF-BALANCE SHEET ARRANGEMENTS

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of September 30, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2005, or certain other purchase obligations as discussed below:

For the years ending September 30	2006	2007	2008	2009	2010 and thereafter
	$	$	$	$	$
Long-term debt	1,497	1,021	125,239	72	—
Operating leases	1,314	416	196	41	6
Other commitments	595	475	716	250	—

	3,406	1,912	126,151	363	6

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

EFFECT OF RECENTLY ISSUED U.S. ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally require instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stockbased compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company will apply the Statement beginning in fiscal 2006 using the modified prospective transition approach and expects the implementation to have a material impact on the Company's consolidated balance sheets and results of operations. For the historical impact of Stock-based compensation expense using the fair-value based method, see note 3 of the September 30, 2005, consolidated financial statements.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 will be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The common shares issuable under the 4.25% convertible subordinated notes, issued in 2003 are therefore included in the Company's diluted income per share calculation. For the year ended September 30, 2004, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 52,787,967 to 55,031,184 and the diluted income per share has been reduced from $0.98 to $0.96. This change in accounting policies did not have an impact on the diluted income per share for the year ended September 30, 2003.

EARNINGS COVERAGE

Under U.S. GAAP, for the twelve months ended September 30, 2005, our interest requirements amounted to $6.2 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 6.2 to one.

Under Canadian GAAP, for the twelve months ended September 30, 2005, our interest requirements amounted to $11.3 million on a pro-forma basis, and our earnings coverage ratio was 3.6 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.1 million as required by Canadian GAAP.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

FOREIGN CURRENCY RISK

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forwardlooking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of November 8, 2005. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

On behalf of Management,

Jean Vézina Vice President, Finance and Chief Financial Officer